HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414

                                  April 8, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Registration Statement on Form S-3
            File No. 333-186726

     This office represents Synergy Resources Corporation (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form S-3 has been filed with the Commission. The following are the Company's responses to the staff's comments received by letter dated April 3, 2013. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                         Page

   1.   Comment complied with.                                      15, Exh. 5.1

   2.   Comment complied with. Rights may be sold by themselves,  as a component of a unit,  or upon the  conversion of preferred stock,  the exercise of  warrants,  or the exercise of other rights.  In either  case the  essential  characteristics  of right  remains the same,  i.e.,  the  ability  the  purchase securities  of a corporation  at a specified  price during a specified  time period As a result,  we do not believe it is necessary to specifically  address the potential issuance of rights  u  ,pon  the  conversion  of  preferred  stock,  the
        exercise of warrants, or the exercise of other rights.        Fee Table,
                                                                        1, 5, 13

   3.   This exhibit table has been revised.                    Part II, Item 16

   4. We confirm that when a takedown occurs, the Company will file an updated opinion as an exhibit to a current report on Form 8-K that does not include the assumptions which are the subject of this comment.



                                       1

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   5.   The  Company  is a Colorado  corporation.  Any  warrants  or rights which the Company may issue will be governed by the Colorado Business Corporation Act. Accordingly, we confirm that each of the warrant agreements and rights agreements will be governed by Colorado law.

   6.   Comment complied with.                                          Exh. 5.1

   7.   Comment complied with.                                          Exh. 5.1

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          By  /s/ William T.  Hart

                                              William T. Hart